July 15, 2010

VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:                AMR Corporation
Form 10-K filed for the year ended December 31, 2009
Filed February 17, 2010
File No. 1-8400

American Airlines, Inc.
Form 10-K filed for the year ended December 31, 2009
Filed February 17, 2010
File No. 1-2691

     AMR Corporation
Definitive Proxy Statement
Filed April 23, 2010
File No. 1-8400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation’s (AMR or the Company) and American Airlines, Inc.’s (American) responses with respect to the staff’s comment letter dated June 30, 2010 regarding AMR’s Form 10-K for the year ended December 31, 2009, American’s Form 10-K for the year ended December 31, 2009 and AMR’s 2010 Definitive Proxy Statement.  Both the staff’s comments and AMR’s and American’s responses have been included.

AMR Corporation – 2009 Form 10-K

Item 1A. Risk Factors

1.
We note your statement that “Some of the factors that may have a negative impact on us are described below.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will remove this language.

Response:

All known material risks, other than risks that could apply to any issuer, are discussed in “Item 1A. Risk Factors.”  AMR confirms that the statement, “Some of the factors that may have a negative impact on us are described below”, will be removed in future filings.

Significant Indebtedness and Future Financing

2.
In the third paragraph of this section, you state that you will be required to make approximately $1.0 billion in principal payments under your debt obligation and $90 million in principal payments on your capital leases.  These amounts differ from those presented in your table of contractual obligations, which we assume is entirely due to interest.  Please confirm that our assumption is correct.

Response:

The Company confirms that the difference between the $1.0 billion in principal payments on debt and $90 million in principal payments on capital leases disclosed in “Significant Indebtedness and Future Financing” differs from the $1.670 billion in Long-term debt and $181 million in Capital lease obligations presented in the “Contractual Obligations” table due entirely to interest on the respective obligations, which is required to be included in the “Contractual Obligations” table pursuant to Regulation S-K 229.303, but which is traditionally excluded from Liquidity related disclosures as it is included within results of operations.

3.
In the fourth paragraph of this section, you discuss certain consequences of your level of indebtedness.  Please tell us whether your debt obligations carry any significant or restrictive covenants, and revise your disclosure accordingly if necessary.

Response:

As of December 31, 2009, there were no significant or restrictive debt covenants in the agreements governing the Company’s long-term debt obligations other than as disclosed in the Company’s 2009 Form 10-K.  These agreements do contain numerous customary, non-financial covenants such as those relating to changes in control, timely financial reporting and proper maintenance of aircraft used as collateral; however, there are no material covenants that require maintenance or satisfaction of specified financial condition ratios or financial statement measures, such as EBITDAR or earnings to fixed charges ratio requirements.  The financial covenants that were contained in the Company’s credit facility are no longer applicable because the Company’s credit facility was paid off and refinanced in September 2009, as described in Note 6 to the Company’s 2009 Form 10-K.

Note 10 – Retirement Benefits

4.
The table shows your 2009 expected rate of return on pension benefits as 8.75%.  However, the sentence which follows the table, as well as the table within the “Pension and retiree medical and other benefits” discussion within your Critical Accounting Policies section, reflects an expected rate of return on plan assets of 8.50%.  Please revise for consistency or advise.

Response:

The expected rate of return on plan assets for the 2009 fiscal year, 8.75% as disclosed in the table, was determined by the weighted-average assumption of asset returns throughout the year.  This rate was used in determining 2009 net periodic pension cost.  As disclosed in the sentence that follows the table of the “Retirement Benefits” footnote described in the comment above and in “Critical Accounting Policies”, the Company’s expected rate of return on plan assets as of December 31, 2009 was 8.5%.  This rate reflects an expectation of declining asset returns in 2010 and beyond and thus impacts 2010 net periodic pension cost.

Other Information – Critical Accounting Policies – Frequent Flier Program

5.
In your description of revenue earned from selling frequent flier miles to other companies, you describe how there are two components to the revenue recognition: deferred portion recognized over the period that the miles were expected to be used and a second portion representing the marketing services sold.  This methodology appears to have been adopted in fiscal 2008.  We note that the revenue for air transportation sold is valued at “fair value” and that the revenue component representing the marketing services sold is valued using the “residual” method.  Based on your disclosure that fare discounting has driven average fare prices lower, and the fact that RASM has declined, please explain what effect these factors have had on the component of frequent flier miles sold representing marketing services.  We may have additional comments upon review of your response.

Response:

The Company has traditionally deferred revenues related to the sale of miles and effectively adopted the residual method based on the guidance established in the Accounting Standards Codification (ASC) 605-25.  There has not been a change in accounting method.  However, beginning in fiscal year 2008 the Company reclassified revenues associated with the marketing component from Passenger revenue to Other revenue.  With this change, classification of the marketing component revenue more closely aligns with industry practice.  Also, this change in classification was disclosed in the “Passenger Revenue” section of Note 1 of AMR’s Form 10-K for the year ended December 31, 2008.

Under the residual model, the Company determines the value of the undelivered element or, in this case the miles, based on the price at which it sells mileage credits to other airlines.  The Company believes the rates supported by these contracts, which are renegotiated annually and are based on the price at which the Company will settle mile transactions in the next year, provide the best evidence of the value of the undelivered element in the above transaction.  The difference between sales proceeds and the air transportation component is the residual value which represents the value associated with American’s brand and certain other marketing-related activities sold to the affinity partner in these arrangements.

Changes to the Company’s fares and RASM do not have an immediate impact on these calculations, but would ultimately impact them over time, if the changes represent a true shift in industry pricing.

6.
As a related matter, please separately address the “Advance Purchase Miles” arrangement with Citibank as described in Footnote 6 to your financial statements.  Given the relative significance of this transaction, as well as its duration and the complexity of its contractual terms, please tell us more about the arrangement and your method of valuing and accounting for same.  Explain, in detail, how you determined the allocations to the liability and deferred revenue balances and how the applicable interest rate was derived.  Please tell us where the related contractual agreement has been filed or provide it as an exhibit.  We may have further comments upon review of your response.

Response:

On September 16, 2009 the Company and Citibank entered into an amendment and restatement of their existing AAdvantage Participation Agreement pursuant to which Citibank paid $1 billion to pre-purchase AAdvantage miles from the Company and for a license to access certain customer lists.  Additionally, the pre-sale is secured by certain slots, gate and routes.  The Company concluded this was a multiple-element arrangement, consisting of the pre-sale of miles and a license to access certain customer lists.  In accordance with guidance in ASC 470 (EITF 88-18), since the amendment can be canceled by either party and Citibank has recourse to American relating to the pre-sold miles, the pre-sale of miles was classified and accounted for as debt.  The Company allocated the $1 billion between the debt and license based on the estimated value of those components. The then current agreement with Citibank provided the basis to determine relative value of the elements within this arrangement.

The $890 million debt was computed based on the present value of the cash flows for future sale of miles to be delivered to Citibank and other cash flows associated with contractual rates of the transaction.  This present value was calculated using an effective interest rate of 8.3% which was determined as the implicit rate of return reflecting the net cash flows foregone under the amended AAdvantage Participation Agreement.  As a collateralized arrangement, this rate is comparable to other recent financing transactions secured by aircraft, which ranged from 6.25% to 10.5%.  The $110 million represents an upfront contract payment for the value of the license to access customer lists which has been accounted for under ASC 605-10 (SAB 104).

Subsequent to the initial recognition, the $890 million debt will be accreted at the effective interest rate and will be reduced as miles are delivered to Citibank and awarded to customers, which under the terms of the agreement is not scheduled to begin until 2012.  Such miles are then accounted for under the Company’s traditional residual method as previously discussed.  The upfront contract payment of $110 million will be recognized over the term of the agreement.  The Company believes this is the most reasonable method of accounting for the transaction as future revenues will be consistent with those in place prior to the advanced sales of miles.  Additionally, the Company did not choose to early adopt the provisions of Accounting Standard Update (ASU) 2009-13 regarding accounting for multiple element arrangements for the sale of miles to affinity partners.

The related amendment was not filed as an exhibit. Filing the amendment as an exhibit was not required under Item 601 of Regulation S-K as the amendment, and the agreement amended by the amendment, were made in the “ordinary course of business.”  The pre-purchase of AAdvantage miles by Citibank was filed under Item 2.03 of Form 8-K, “Creation of a Direct Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.”

Definitive Proxy Statement filed April 23, 2010

Risk Oversight, page 143

7.
We note your disclosure in response to Item 402(s) of Regulations S-K.  You state on page 13 that “We also assessed whether our employee compensations policies and practices create risks that are reasonably likely to have a material adverse impact on us.”  However, you do not disclose the result of that assessment.  Please tell us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Pages 13-14 of the 2010 Proxy Statement describe the Company’s assessment of its compensation policies and practices.  The results of that assessment were that the Company’s compensation policies and practices for its employees do not create risks that are reasonably likely to have a material adverse effect on the Company.  The Company concluded that affirmative disclosure of the results of this assessment was not required based on page 17 of the Commission’s December 16, 2009 adopting release, which states in part that “. . . the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

American Airlines – 2009 Form 10-K

Item 1A. Risk Factors

8.
We note your statement that “Some of the factors that may have a negative impact on us are described below.”  All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will remove this language.

Response:

All known material risks, other than risks that could apply to any issuer, are discussed in “Item 1A. Risk Factors”.  American confirms that the statement, “Some of the factors that may have a negative impact on us are described below”, will be removed in future filings.

AMR and American acknowledge that the adequacy and accuracy of the disclosures in their filings with the Commission are the responsibility of AMR and American, respectively.  AMR and American acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  AMR and American also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

          Very truly yours,

      /s/ Thomas W. Horton
Thomas W. Horton
Executive Vice President and Chief Financial Officer